June 7, 2024
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Commissioners:
We have read Item 4.01 of Form 8-K dated June 7, 2024, of Bakkt Holdings, Inc. and are in agreement with the statements contained in the second paragraph as it relates to the date of notification of our dismissal and the third and fourth paragraphs therein. We have no basis to agree or disagree with other statements of the registrant contained therein.
/s/ Ernst & Young LLP